

May 7, 2012

Via Email
Julie A. Dill
President and Chief Executive Officer
Spectra Energy Partners GP, LLC
5400 Westheimer Court
Houston, TX 77056

> **Re: Spectra Energy Partners LP**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-33556**

Dear Ms. Dill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Operations and Significant Accounting Policies, page 68

Goodwill, page 70

1.   Please explain to us and revise your disclosure to clarify at what level you test goodwill for impairment. You state you perform your annual review for impairment at the reporting unit level which you determined to be an operating segment or one level below. In this regard, however, we note your disclosure on page 72 that you do not aggregate operating segments and that you have one reportable segment. As such it appears that your annual review for goodwill impairment is performed at the level of your one reportable operating segment.

Note 2. Corrections of Immaterial Error, page 72

2. We note your change in presentation for the borrowings and repayments under your revolving bank credit facility which you state are generally of significant amounts with terms of 90 days or less. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, please revise future filings to provide disclosure about the intra-period variations in Management's Discussion and Analysis of Financial Condition and Results of Operations.   See SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

Note 3. Acquisitions, page 73

3. We note your disclosure that "[b]ig Sandy's primary asset is a 68-mile Federal Energy Regulatory Commission (FERC) regulated natural gas pipeline system in eastern Kentucky with capacity of approximately 0.2 billion cubic feet (Bcf) per day." In that regard, explain to us your basis in determining the Big Sandy transaction is an acquisition of a business rather than an acquisition of an asset. Refer to FASB ASC 805-110-55-4 to 8. We note the acquired natural gas pipeline is a standalone pipeline system not currently connected to any of your other existing pipelines.

4. In addition, please further explain your statement that "[s]ince Big Sandy records assets and liabilities resulting from the rate making process, the fair values of the individual assets and liabilities are considered to approximate their carrying values." If your above assertion is appropriate, explain to us *in detail* why you are paying more than their fair values for these assets and liabilities.

5. Please tell us what consideration was given to recognizing separately from goodwill identifiable intangible assets acquired from EQT Corporation and the factors considered in determining there were no identifiable intangible assets other than goodwill in the Big Sandy acquisition. See FASB ASC 805-20-25-10. In this regard, we note goodwill reflects the value of cash flows from stable long-term contracts. Also we note pursuant to the provisions of the Purchase Agreement, EQT will be the main shipper on the natural gas pipeline with over 80% of the pipeline capacity and that you will make capacity available to EQT on a firm basis for a term of 15 years.

Note 9. Investments in Unconsolidated Affiliates, page 79

6. Please expand your disclosure to reference the agreement with Spectra Energy Corp and disproportionate distribution received from Gulfstream in 2011 referenced in Note 3 of the financial statements of Gulfstream. Further, please disclose the terms of the agreement impacting future distributions, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Dietrich King, Legal Branch Chief at (202) 551-3338 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief